Western Digital Corporation
20511 Lake Forest Drive Lake
Lake Forest, California 92630

Tel: 949.672.7676

Timothy M. Leyden
Executive Vice President
Chief Financial Officer
December 23, 2008
VIA EDGAR AND BY FACSIMILE
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, NE
Washington, D.C. 20549
Attn: Kathleen Collins, Accounting Branch Chief
Re:	Western Digital Corporation
Form 10-K for Fiscal Year Ended June 27, 2008
Filed August 20, 2008
Form 10-Q for the Quarterly Period Ended September 26, 2008
Filed October 31, 2008
Form 8-K filed December 17, 2008
File No. 001-08703
Ladies and Gentlemen:
     We received your letter dated December 19, 2008 (the “Letter”), setting forth additional comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on our above-referenced reports filed under the Securities Exchange Act of 1934. Our responses to the specific comments are set forth below. For the convenience of the Staff, each comment from the Letter is restated in bold prior to the response to such comment.
Form 8-K filed December 17, 2008
1.	We note in your 8-K filed on December 17, 2009 that you committed to a business restructuring plan that consists of, among other things, asset impairment charges of approximately $90 million. Clarify what assets the impairment charges relate to and how these charges were determined.
Response:
In our December 17, 2008 Form 8-K, we stated that our restructuring plan actions are expected to be completed between now and the end of our March quarter. We qualified the amount of asset impairment charges of $90 million as an approximation. Accordingly, the amount of asset impairment charges to be taken in our December quarter is subject to final analysis.
In Item 2.06 of our December 17, 2008 Form 8-K, we stated that the expected asset impairment charges relate primarily to the closure or disposal of manufacturing facilities in Thailand and Malaysia. The assets at these facilities include land, buildings, machinery and equipment that may be disposed of or indefinitely removed from the production process, and it is these assets on which we expect to record impairment charges. We have considered the guidance in SFAS 144 in preparing our initial estimates of impairment charges, which are based on the differences between estimated fair values and carrying values of the fixed assets at these facilities. We will continue to monitor the progress of the restructuring actions and their impact on the composition of the assets included in the impairment charge. We also expect to finalize our estimates of fair value during the preparation of our financial statements for the December quarter. We will include appropriate disclosures of the impairment charges in our Form 10-Q for the December quarter, and will provide, as appropriate, any necessary updates to the amounts or disclosures in subsequent filings.

U.S. Securities and Exchange Commission
December 23, 2008

2.	We also note that there was a significant decline in your market capitalization during the first three months of fiscal 2009. It appears that this is a triggering event that would require you to reassess your goodwill for impairment. Please tell us what consideration you gave to reassessing the recoverability of your goodwill for the second quarter of fiscal 2009. If you do not plan on performing impairment tests during the second quarter of fiscal 2009, please explain why. To the extent that impairment tests were performed, tell us how you determined whether or not an impairment of goodwill existed.
Response:
We have considered the guidance in paragraph 28 of SFAS 142, Goodwill and Other Intangible Assets, and have determined that a triggering event has occurred in our second quarter of fiscal 2009 causing us to reassess the recoverability of our goodwill. We are currently in the process of testing our goodwill for impairment in accordance with SFAS 142, and expect to complete this assessment prior to the filing of our Form 10-Q for the second quarter of fiscal 2009.
We appreciate the Staff’s comments and request that the Staff contact the undersigned at 949-672-7676 (telephone) or 949-672-7589 (facsimile) with any questions or comments regarding this letter.

Respectfully submitted, Western Digital Corporation
By:	/s/ Timothy M. Leyden
	Name:	Timothy M. Leyden
	Title:	Executive Vice President and Chief Financial Officer

cc: Robert Plesnarski, Esq., O’Melveny & Myers LLP